EXHIBIT 99.1

Alio Gold Sells Non-Core Assets for $19 Million

VANCOUVER, British Columbia, Oct. 16, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), today announced that it has entered into a definitive agreement to sell non-core  assets, located 40 kilometers south of the Company’s Florida Canyon Mine in Nevada to Coeur Rochester, Inc., a wholly-owned subsidiary of Coeur Mining, Inc. (“Coeur”) (NYSE: CDE). The assets include those comprising the Lincoln Hill Project, Wilco Project, Gold Ridge Property and other nearby claims. Under the terms of the definitive agreement, the Company will receive total consideration of $19 million upon closing of the transaction (the “Transaction”), payable in shares of Coeur common stock (the “Consideration Shares”) valued based on a volume-weighted average stock price for the five (5) trading day period ending on the third trading day preceding the closing.

Recently, the Company has also substantially reduced its outstanding debt with Macquarie Bank Limited (“MBL”) from $15 million at June 30, 2018 to $5 million as at today’s date.  The debt was reduced by making a scheduled quarterly payment of $1.25 million on September 30, 2018; by monetizing the gold hedge book for proceeds of $2.5 million; and by utilizing approximately $6.25 million in previously restricted cash to pay down the debt.  The Company expects to fully extinguish the MBL debt during the fourth quarter.

In addition, the Company has also settled a $5 million contingent liability1 that the Company acquired with its acquisition of Rye Patch Gold Corp. (“Rye Patch”) and the Florida Canyon Mine earlier this year.  The Company has also updated its surety bond for the Florida Canyon Mine in Nevada, releasing an additional $5.1 million in cash.

“These transactions are consistent with our strategy to focus on optimizing our operating mines to generate cash flow,” said Greg McCunn, Chief Executive Officer. “As a result of the reduction in debt and increasing our  working capital we are well positioned to ramp up Florida Canyon and to continue with the pit pushback that is underway at our San Francisco Mine.  We are pleased to strengthen the balance sheet while retaining future growth opportunities at Florida Canyon which include pit rim resource expansion potential, restart of the adjacent Standard Mine and further delineating the known sulphide deposit below the current oxide resource.”

The Transaction is subject to customary closing conditions and is expected to close in the fourth quarter of 2018.  Transfer of the Wilco Project to Coeur is subject to a 30-day right of first refusal in favor of a third party. The Transaction is expected to close after either expiry or exercise of the rights.  Coeur has granted customary registration rights to Alio Gold to facilitate resales of the Consideration Shares by Alio from time to time.

About Alio Gold

Alio Gold is a growth-oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Footnote:

1.  Contingent Liability

The liability originated from the acquisition of the Florida Canyon Mine by Rye Patch from ADM-Gold Co., Ltd (“Admiral”).  The liability consisted of $5 million in cash and 15,000,000 share purchase warrants exercisable for Rye Patch common shares (pre January 2018 consolidation) payable upon Florida Canyon achieving certain milestones.

The Company was able to settle the contingent liability by:

  Issuing 2,307,692 warrants to Admiral to purchase Company common shares at a strike price of $3.25.  Each warrant is exercisable for two years for 0.48 Alio Gold shares plus CAD$0.001 cash.  Should the warrants be exercised, the Company would issue 1,107,692 shares in Alio Gold and receive approximately $7.5 million net cash.
  Issuing 923,077 Alio Gold shares at a deemed price of $2.71 per share,
  Releasing approximately $1.6 million that was being held back from Admiral since the original acquisition of the Florida Canyon Mine in respect of certain liabilities, and
  Issuing an unsecured promissory note (the “Note”) for $2.5 million payable in five years.  The Note bears interest that is payable quarterly at a rate of four percent (4%) per annum until the first anniversary of the Note and nine percent (9%) per annum until the maturity date of the Note.  The Company has the right to repay the Note at any time without penalty.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release include, but are not limited to statements which relate to future events. Such statements include estimates, forecasts and statements with respect to the ultimate amount and timing of monetary proceeds to the Company from the Transaction, if any, the Company’s ability to repay the MBL debt in the fourth quarter of 2018, the Company’s ability to optimize its mines and to generate cashflow therefrom, the Company’s ability to ramp-up Florida Canyon and execute on its development operations at the San Francisco Mine, future growth opportunities at Florida Canyon, the closing of the Transaction and the expected date thereof and the ultimate amount of proceeds to be received by the Company from the exercise of the warrants issued to Admiral.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that the Company will repay the MBL debt in the fourth quarter of 2018, that the Transaction will close on the timeline expected or at all and that the warrants issued to Admiral will be exercised and will result in net proceeds to the Company,  the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property, Florida Canyon Property and the Ana Paula Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: the failure by the Company to repay the MBL debt in the fourth quarter of 2018, or at all, the failure by the Company to close the Transaction, that the market price of the Company’s shares will not result in the warrants issued to Admiral being exercised, decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; risks associated with doing business in Mexico; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; and negative research reports or analyst’s downgrades and dilution.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Source: ALO

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